02 JUN 11 AM 11:23

X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

May 28, 2002

02034897

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the two most recent news releases for X-Cal Resources Ltd. (dated May 27, 2002).

Thank you.

dlw 6/17

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

X-Cal Resources Ltd.

TSE/XCL **May 27, 2002**

News Release

Private Placement

X-Cal Resources Ltd. has agreed to a private placement of 1,500,000 units @$0.45 per unit. The units consist of one common share and one half purchase warrant. Two half warrants will entitle the subscribers to purchase an additional share @ $0.60 for up to two years. The CAD$675,000.00 proceeds of the placement will be added to general working capital.

X-Cal Resources Ltd. is debt free with three North American Gold Properties: the Sleeper Gold Project, located in Nevada, the Mill Creek Gold Property, in Nevada and the Snowbird Gold Deposit in British Columbia.

....

Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***

Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*